October 14, 2010

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Shehzad Niazi

Re:                             Body Central Corp. (f/k/a Body Central Acquisition Corp.)

Registration Statement on Form S-1

Registration No. 333-168014

Ladies and Gentlemen:

We, as representatives of the underwriters in the above-referenced offering by Body Central Corp. (f/k/a Body Central Acquisition Corp.) (the “Company”) and in accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness as of 5:00 p.m. Eastern Time on Thursday, October 14, 2010, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we have effected the following distribution of the Company’s Preliminary Prospectus, dated October 4, 2010, distributed between October 4, 2010 and the date hereof:

Number of Copies	To Whom Distributed
860	Sent to Underwriters
10	Sent to Dealers
600	Sent to Institutions
0	Sent to Individuals

We have advised the underwriters and dealers of the above issue that they must comply with the provisions of SEC Release No. 33-4968 of the Act and Rule 15c2-8 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The undersigned has complied and will comply, and each underwriter and dealer has advised the undersigned that it has complied and will comply, with SEC Release No. 33-4968 and Rule 15c2-8 under the Exchange Act.

Very truly yours,

As representatives of the Underwriters

PIPER JAFFRAY & CO. JEFFERIES & COMPANY, INC.

By:	PIPER JAFFRAY & CO.

By:	/s/ Christie L. Christine
Name:	Christie L. Christine
Title:	Managing Director